

15th Annual Smith Barney Citigroup

Entertainment, Media and

Telecommunications Conference

January 10, 2005

Phoenix, AZ

Safe Harbor

This presentation and management's public commentary contain certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company's operations. Actual results may differ materially from those forward-looking statements.

Factors that could adversely affect future results include, but are not limited to: downturns in national and/or local economies; a softening of the domestic advertising market; world, national, or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss of one or more major clients; changes in consumer reading, purchase, order, and/or television viewing patterns; unanticipated increased in paper, postage, printing, or syndicated programming costs; changes in television network affiliation agreements; technological developments affecting the Company's industries; unexpected changes in interest rates; and any acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement.

Meredith Overview

















Better Homes and Gardens
Celebrate the Season
Poinsettias
New colors and fun ideas
Christmas Cookies
Personalized for friends
Holiday Lights
Candles for all occasions
Updating your Decorating traditions

cbs46.com

LADIES' Home Journal
Christmas Cookies
Yummy, Pretty, Easy
How Prayer Heals
The Septuplets at Seven
All-new Photos
EXCLUSIVE!
The Purpose Driven Christmas
BY RICK WARREN
Kathie Lee
On faith, forgiveness and the love that saved her
Great Gifts & Toys Under $30
177 Holiday Ideas
Wreaths Recipes Stockings Crafts
12 Xmas Stress Zappers
(Our Gift to You!)

CBS 5

LIMITED EDITION
Better Homes and Gardens
New COOK BOOK
75th
1930
2005
Anniversary
EDITION

CHRYSLER
Coastal Paradise
Visiting 7 of America's history-rich lighthouse inns
WIN
UNDISCOVERED NEW ORLEANS
2005 CROSSFIRE SRT6
INSPIRATION UNLEASHED

EYEWITNESS NEWS 3

WFSB-TV/DT Hartford New Haven

bhg.com
FOOD
GARDEN
HOUSE & HOME
HOLIDAYS
CRAFTS
HEALTH
FAMILY
STORE

Meredith Strategies

- Produce strong organic growth from existing businesses

- Pursue targeted acquisitions

- Grow shareholder value and return cash to shareholders

Produce Strong Organic Growth

Broadcasting Revenue Growth
MDP Relative Performance vs. Industry


4.7
4.1
(1.6)
6.6
4.6
0.6
10.0
5.6
1H CY 01
2H CY 01
1H CY 02
2H CY 02
1H CY 03
2H CY 03
1H CY 04
2H CY 04
5 mos.

TVB spot revenue

Publishing Advertising Pages
MDP Relative Performance vs. Industry



Publishers Information Bureau
Meredith 2H CY 02 through 2H CY 03 excludes *American Baby*

Produce Strong Organic Growth

Strong EPS Growth


26.6% CAGR E
$2.64 E
$2.14
$1.75
$1.30
2002
2003
2004
2005
Fiscal Year

Diluted EPS before special items

E—estimate

Financial Targets

- **Business group margins**
  - Broadcasting—40% EBITDA
  - Publishing—20% operating profit

- **EPS growth**
  - Mid-to-high teens in political years
  - Low double digits in non-political years

Key Operating Topics

- Revenue outlook
  - Publishing
  - Broadcasting

- Broadcasting
  - Leadership
  - Momentum



Broadcasting Group



Broadcasting Growth Strategies

- **Achieve full turnaround in current station group**
  - Increase EBITDA and value
  - Improve performance in key markets
  - Control costs
- **Add new revenue streams**
  - Cornerstone, Internet and local programs
  - Radio stations
- **Duopolize and cluster as feasible**
  - Pursue duopolies in existing markets
  - Expand and create new clusters
- **Acquire stations to increase reach**
  - Diversify affiliation and geographic mix
  - Target mid-size growing markets
  - Look for underperforming properties

Late News Improvement

Market	Nov. 2001	Nov. 2004	Change
Atlanta	6	7	+1
Phoenix	4	8	+4
Portland	7	12	+5
Hartford	15	17	+2
Nashville	18	19	+1
Kansas City	12	18	+6
Greenville	6	7	+1
Las Vegas	8	11	+3

Nielsen Adults 25-54

Achieve Full Turnaround of Current Station Group

Broadcasting Revenue Growth

12 Months Ended Sept. 2004 v. 2003


Meredith
8.0%
Hearst
6.5%
Washington Post
5.7%
TVB Average
5.0%
Scripps
4.5%
Gannett
4.4%
Media General
3.8%
Tribune
3.5%
Belo
3.3%
LIN
3.2%
-0.4%
Sinclair

Company reports and TVB

Add New Revenue Streams

Cornerstone and Local Programs







Home For The
HOLIDAYS
candlelight traditions
welcome HOME
a tree in every room
gifts of good taste
LADIES' Home Journal
Healthy Lifestyles
HEALTH TIPS: Fiction or Fact?
SMALL DOSES for Better Health
SHRINK YOUR WAISTLINE
Healthy Kids
planning for the
FUTURE
LONG-TERM DISABILITY INSURANCE
FINANCIAL SECURITY IN TODAY'S ECONOMY
RETIREMENT
INVESTING
FOR THE AVERAGE FAMILY
$3
$5
$11
$22
$25-30 E
2001
2002
2003
2004
2005

Fiscal Year

In millions
E—estimate

Group Expansion
Calendar 2004

- Kansas City—KSMO-TV

 

- Springfield—WSHM-TV

 

- Chattanooga—WFLI-TV

   

Broadcasting Growth Strategies

- Achieve full turnaround in current station group

- Add new revenue streams

- Duopolize and cluster as feasible

- Acquire stations to increase reach

Publishing


Better Homes and Gardens
Celebrate the Season
Poinsettias
New colors and fun ideas
Christmas Cookies
Personalized for friends
Holiday Lights
Candles for all occasions
Updating your Decorating traditions


Ladies' Home Journal
Christmas Cookies
Yummy, Pretty, Easy
How Prayer Heals
The Septuplets at Seven
All-new Photos
EXCLUSIVE!
The Purpose Driven Christmas
BY RICK WARREN
Kathie Lee
On faith, forgiveness and the love that saved her
Great Gifts & Toys Under $30
177 Holiday Ideas
Wreaths Recipes Stockings Crafts
12 Xmas Stress Zappers
(Our Gift to You!)


american baby
What to Do With a Potty-School Dropout
THE IVY LEAGUE
Preppy Fashions for Your Preschooler
How to Get Nursing Off to A Good Start
THE MYTH OF MATERNITY LEAVE
What's For Lunch?
New Takes on Old Favorites—For Dinner and Dessert, Too!


FITNESS: GET THE METABOLISM YOU HAD AT 20
More
Easy Holiday Glamour
FASHION STEALS
THAT LOOK LIKE A MILLION
GREAT GIFTS
WE DID THE SHOPPING, YOU GET THE CREDIT
PARTY SMARTS
50 TIPS EVEN YOU HAVEN'T HEARD
SEX SELLS: HOW THE WOMAN NEXT DOOR IS MAKING BIG BUCKS
Paulina Porizkova's New Life


LIMITED EDITION
Better Homes and Gardens New COOK BOOK
1930
75th
2005
Anniversary EDITION


Better Homes and Gardens
SPECIAL INTEREST PUBLICATIONS
KITCHEN AND BATH IDEAS
Our Favorite Appliances, Faucets, and Sinks
SHARE THE JOY
8 Kitchens Made for Year-Round Gathering
Everything You Need To Know About Countertops


CHRYSLER
modern classic


Better Homes and Gardens
bhg.com
FOOD
GARDEN
HOUSE & HOME
HOLIDAYS
CRAFTS
HEALTH
FAMILY
STORE
Slide Shows
This Week's Features
Customer Service
Our Sister Sites

Publishing Growth Strategies

- **Grow current businesses**
  - Increase market share and nets per page
  - Expand advertising categories
  - Increase rate base and frequency
  - Grow circulation profitability

- **Broaden magazine portfolio**
  - Target younger women
  - Strengthen foothold in Hispanic market

- **Expand brand franchises**
  - Extend *Better Homes and Gardens'* reach
  - Establish *American Baby* and *MORE* brands

- **Create new services and revenue streams**
  - Database services
  - Consumer marketing
  - Product sales

Grow Current Businesses

Publishing Advertising Pages



Company	%
Advance	5.0%
Meredith	3.8%
Time, Inc.	3.2%
Magazine Industry	2.8%
Primedia	2.7%
American Media	1.2%
Hearst	0.9%
Hachette	-0.8%
Gruner + Jahr	-8.6%
Martha Stewart Living	-45.6%

Publishers Information Bureau
12 months ended Nov. 2004 vs. 2003

BHG and *LHJ* Market Share
Women's Service Field*



44.8%

41.0%

35.1%

1994

2000

2004**

Calendar Year

PIB advertising revenues

*BHG,LHJ, Family Circle, Good Housekeeping, Redbook and *Woman's Day*

**2004 is 11 months ended with November issues

Subscription Model
Profit Drivers

- Higher direct mail response rates
  - Database
  - Marketing expertise/editorial sell

- Better source mix
  - Higher overall renewal rates
  - Responsive audience for advertising

- Longer-term offers
  - Higher upfront commitment from consumer
  - More time spent with magazines
  - Lower acquisitions costs

Launches and Acquisitions

- *MORE*
- American Baby Group
- Younger women
- Hispanic market


More
FITNESS: GET THE METABOLISM YOU HAD AT 20
Easy Holiday Glamour
FASHION STEALS
THAT LOOK LIKE A MILLION
GREAT GIFTS
WE DID THE SHOPPING, YOU GET THE CREDIT
PARTY SMARTS
50 TIPS EVEN YOU HAVEN'T HEARD
SEX SELLS: HOW THE WOMAN NEXT DOOR IS MAKING BIG BUCKS
Paulina Porizkova's New Life
SUPERMODEL AT 15, AT 40 SHE'S COMING INTO HER OWN


american baby
BABY'S MEDICINE CABINET
What You'll Need for the Cold and Flu Season
THE 7 BIGGEST NURSING PROBLEMS SOLVED
RAISING A BOOKWORM
The Real (and many) Benefits of Reading To Baby
Holiday MAGIC
Perfect Presents
Cookies Galore
Mommy's First Christmas
Say Goodnight
How to Get Baby Off to Sleep

Integrated Marketing


DIRECTV
THE GUIDE
B'Bye!


CHRYSLER
modern
classic


SMART driver
HYUNDAI
Introducing
Tucson
THE NEW VERSATILE SUV
My Hyundai
Florida's Finest Coastal Fare
LOOK INSIDE

- FY 2003 and FY 2004
  - Strongest years in new business development
- FY 2005 and beyond
  - Retain existing relationships
  - Pursue new accounts
  - Leverage our database

Books

- Strong FY 2005
- Meredith content
- Licensed content
  - Discovery Communications
  - Marvel Enterprises
  - DC Comics













LIMITED EDITION
COOK BOOK
1930
75th
2005
Anniversary
EDITION

While you were out
The rooms, the cast, the dreams.

American Chopper

SPIDER-MAN
It Was a Great Day

Becoming Batman

Publishing Growth Strategies

- Grow current businesses

- Broaden magazine portfolio

- Expand brand franchises

- Create new services and revenue streams

Strong Financial Position

- $300 million debt*

- 1.2 debt to trailing 12 month EBITDA ratio*

- Dry powder
    - $150 million revolving bank facility
    - $100 million asset-backed commercial paper
    - $150 million accordion feature

*Sept. 30, 2004

Share Repurchases



$246

$197

$160

$128

$98

$54

2000 2001 2002 2003 2004 2005

Fiscal Year

Cumulative
In millions

Reiterate Outlook

- Q2 FY 2005—EPS up 40 to 45%

- FY 2005—$2.63 is achievable

Meredith Strategies

- Produce strong organic growth from existing businesses

- Pursue targeted acquisitions

- Grow shareholder value and return cash to shareholders